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                                                                     EXHIBIT 2.4

                                November 30, 1998

Edward B. Romanov, Jr., President
 and Chief Executive Officer
ElderTrust
101 East State Street, Suite 100
Kennett Square, PA 19348

Richard R. Howard, President
Genesis Health Ventures
101 East State Street
Kennett Square, PA 19348

         Re: Purchase and Sale Agreement (the "Agreement") dated as of June 12, 1998, as amended, by and between ElderTrust Operating Limited Partnership and Genesis Health Ventures, Inc. (collectively, "Purchaser") and Cabot Park Limited Partnership, et. al. (collectively, "Seller

Gentlemen:

        This letter will confirm the agreement of Seller and Purchaser further to amend the Agreement and the Amendment to Agreement also dated as of June 12, 1998, in the following respects, such amendment to become effective simultaneously with the consummation of the closing of the three (3) MHFA Facilities and Heritage at North Andover:

1.             Heritage at the Falls.

                  (a) The Closing Date for Heritage at the Falls (the "Falls") only shall be extended to June 30, 1999 at 10:00 a.m. at the offices of Nutter, McClennen & Fish, LLP, One International Place, Boston, Massachusetts 02110, 16th Floor Conference Center, unless otherwise mutually agreed in writing by the parties.

                  (b) Seller acknowledges and consents to Purchaser's assignment of its rights and obligations under the Agreement to Genesis Health Ventures, Inc., a Pennsylvania corporation ("Assignee") or to any Affiliate or subsidiary thereof, or to Genesis ElderCare Partnership of New England, Limited Partnership. Upon Purchaser's acquisition of North Andover (as defined below) and the three (3) MHFA facilities, Purchaser shall be released from any and all obligations to Seller with respect to the Falls, except for those obligations, if any, which expressly survive any termination or expiration of the Agreement.

                  (c) Assignee may purchase the Falls on an earlier date upon twenty (20) days advance written notice to Seller. The parties shall use reasonable efforts to coordinate the exact timing of the closing to attempt to pay off the outstanding bonds on a Thursday.


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                  (d) To secure Assignee's performance with respect to the
Falls: (i) Assignee simultaneously has deposited the sum of Eight Hundred Thousand Dollars ($800,000.00) (the "Cash Deposit") with Nutter, McClennen & Fish, LLP (the "Falls Escrow Agent"), which shall act as "Escrow Agent" with respect to the Falls Facility pursuant to Section 24(m) of the Agreement, and
(ii) the agreed Management Agreement Termination Fees for the Falls (the "Falls Management Termination Fees") as set forth on Exhibit A attached hereto shall only be payable at the time of the purchase of the Falls by Assignee. If Assignee defaults in its obligations to purchase under the Agreement with respect to the Falls, the Cash Deposit shall be forfeited to Seller as liquidated damages pursuant to Section 21(b) of the Agreement and the Falls Management Termination Fees shall be void and of no effect. Notwithstanding the foregoing in this Paragraph 1(d), if the sum of the Cash Deposit and the Falls Management Termination Fees exceed One Million Dollars ($1,000,000.00), then the maximum liquidated damages hereunder shall be One Million Dollars ($1,000,000.00) and Seller shall pay any excess amount to Assignee. The Falls Escrow Agent agrees that at all times there shall remain no less than Fifty Thousand Dollars ($50,000.00) in escrow as part of the Cash Deposit.

                  (e) Assignee and Seller agree that the purchase price for the Falls Facility is $16,477,128.00, which is to be allocated as follows: (i) $15,730,531.00 allocated to the real property, and (ii) $746,597 allocated to the personal property.

                  (f) Upon Seller's written request to Assignee and the Falls Escrow Agent, the Falls Escrow Agent shall pay to Seller from the Cash Deposit:
(1) up to Seventy-Five Thousand Dollars ($75,000.00) in the aggregate to defray third party costs of this transaction incurred by Seller prior to the date hereof which are allocable to the Falls (e.g., legal, accounting); (2) the sum of Twenty-Five Thousand Dollars ($25,000.00) per month; and (3) additional amounts in excess of Twenty-Five Thousand Dollars ($25,000.00) per month that the Seller requires to eliminate any cash flow deficits as identified on the monthly financial statement provided by the manager at the Falls Facility to Seller or in a notice of default from the mortgage lender for the Falls Facility. Each request which Seller makes to Escrow Agent shall state the amount to be withdrawn, the account balance of the Cash Deposit (excluding interest) and the revised purchase price resulting from such draw (and, in the case of subparagraph 1(f)(3) above, shall also require applicable third party supporting documentation). The Falls Escrow Agent may conclusively rely upon the financial information and documentation submitted by Seller or said manager as aforesaid. The foregoing amounts paid from the Cash Deposit shall be set off against the purchase price for the Falls if closing occurs hereunder; if closing under the Falls does not occur and Assignee is otherwise entitled to a refund of the Cash Deposit, then the Falls Escrow Agent shall immediately refund to Assignee the portion of the Cash Deposit in its possession, and Seller shall immediately refund to Assignee any drawdowns on the Cash Deposit. If Seller fails or refuses to refund such amounts to Assignee, then Assignee shall be entitled to seek redress against National Development Associates of New England Limited Partnership for the entire unpaid amount pursuant to the terms and provisions of a certain guaranty in the form attached hereto as Exhibit B (the "NDNE Guaranty").

                  (g) Except as provided in Section 1(h) below, Assignee shall not have the right to purchase the Falls unless, on or before the Closing Date, ET Sub-Heritage Andover, L.L.C. pays in full all of its obligations under the North Andover Purchase Money Promissory Note described in Section 2 below.

                  (h) If, prior to the Closing Date, there is a monetary default or other material default under the mortgage loan documentation affecting the Falls Facility attributable to reasons other than Seller's own actions or omissions, Seller may, by written notice to Assignee (the "Acceleration Notice"), require Assignee to accelerate the Closing Date hereunder and to purchase the Falls within sixty (60) days of the Acceleration Notice, in which case the provisions of Section 1(g) above shall be inapplicable to this transaction as a condition precedent to such closing. If Assignee thereafter fails to purchase the Falls within the foregoing sixty (60) day period after receipt of the Acceleration Notice, then Assignee's purchase right hereunder shall immediately become null and void, and so long as the conditions precedent to closing described in Section 1(l) below are satisfied, then the entire Cash Deposit shall be disbursed to Seller, Seller shall be relieved of its obligation to pay the Falls Management Termination Fees and neither party shall have any further obligation to the other with respect to the purchase and sale of the Falls Facility, unless the parties otherwise agree in writing to an extension of the foregoing sixty (60) day period for closing.

                  (i) If Assignee is adjudicated as bankrupt or if it files a voluntary petition for relief under the U.S. Bankruptcy Code, then Seller may require Assignee to purchase the Falls within thirty (30) days of notice from Seller. If Assignee fails to purchase, then Seller may terminate this Agreement, in which case Seller shall retain the Cash Deposit and be released of any obligation to pay the Management Termination Fees for the Falls, collectively as the liquidated and agreed-upon damages, and neither Assignee nor Seller shall have any further liability to the other under the Agreement.
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                  (j) Notwithstanding Sections 1(b)(ii) and 24(k) of the
Agreement, until Assignee purchases the Falls, Seller may continue to operate the same and to use the name "Heritage at the Falls" in all marketing and related activities relating to the Falls.

                  (k) Seller and Assignee, in anticipation of a closing scheduled for this date, acknowledge that, as of the date hereof, they have agreed upon the form of the conveyancing documents, including the Amended and Restated Reciprocal Easement Agreement, a copy of which is attached hereto as Exhibit C.

                  (l) Assignee acknowledges that the remaining conditions precedent to closing which will need to be satisfied contemporaneously with the closing of the Falls Facility will be limited to the following: (i) the delivery of good and marketable and insurable title as provided in Section 5 of the Agreement, provided that Assignee acknowledges that it is satisfied with the current status of title as negotiated by Purchaser during the term of the Agreement, (ii) the satisfaction of those matters set forth in Sections 8(b)(ii), (iv), (vi) and (vii) of the Agreement, and (iii) Seller's compliance with its continuing obligations under the Agreement, including, without limitation, the delivery of closing documents as set forth in the Agreement.

                  (m) The provisions of this Agreement shall be paramount to those of the Termination Fee Agreement (as defined in Section 2(a) below) and shall govern.

        2.        Heritage at North Andover.

                  (a) Seller acknowledges that attached hereto as Exhibit A-1 is a true, correct and complete copy of that certain letter agreement dated December 11, 1996, as amended by Amendment to Agreement dated June 12, 1998, between The Multicare Companies, Inc., ADS/Multicare, Inc. and NDNE/ADS entities (as identified in Exhibit A-1) (the "Termination Fee Agreement") with regard to the payment of Management Agreement Termination Fees.

                  (b) Purchaser will acquire Heritage at North Andover ("North Andover") simultaneously with its acquisition of the MHFA facilities; provided, however, that the purchase price of $12,407,997.00 required by the Agreement (subject to adjustments) shall be paid $9,407,997.00 at closing and $3,000,000.00 by the execution and delivery this date of five (5) Purchase Money Promissory Notes (collectively, the "PMP Notes") from ET Sub-Heritage Andover, L.L.C. to the parties and in the amounts listed on Exhibit D in the form attached hereto as Exhibit E, and the execution and delivery this date of the Guaranty of Payment from ElderTrust Operating Limited Partnership to the foregoing parties in the form attached hereto as Exhibit F. North Andover Assisted Living Limited Partnership (ANAALLP@) shall provide at closing such additional funds as are required to discharge the existing mortgage liens on North Andover (the "Shortfall"). If NAALLP or its partners subsequently borrow funds to reimburse itself or themselves for having funded the Shortfall, the Purchaser shall execute an acknowledgment of a collateral pledge of one or more of the PMP Notes and such other documents as may reasonably be required to evidence such acknowledgment.

                  (c) (i) The parties hereto agree that: (A) the Management Agreement Termination Fees for North Andover under Section 4(c) of the Termination Fee Agreement shall be fixed at $299,245.00 ("North Andover Management Termination Fees"), (B) shall only be payable by Seller if, as and when the PMP Notes are paid in full, and (C) with respect to the North Andover Management Termination Fees, the provisions of this Agreement shall be paramount to those of the Termination Fee Agreement and shall govern. If the maker and/or guarantor default in the payment of the PMP Notes, the North Andover Management Termination Fees shall be void and of no effect. Seller represents that the North Andover Seller's obligation to pay the North Andover Management Termination Fees is not and shall not be subject to any condition or defense other than payment of the PMP Notes.

                                    (ii) Contemporaneously with the closing of
North Andover by ET Sub-Heritage Andover, L.L.C.,
Purchaser shall pay to The Multicare Companies, Inc., the manager of North Andover, an amount equal to Two Hundred Ninety-Nine Thousand Two Hundred Forty-Five Dollars ($299,245.00), and the manager of North Andover shall assign to Purchaser all of its right, title and interest in and to the North Andover Management Termination Fees.
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         3. References to Seller. With respect to any matters addressed herein concerning the Falls, Seller shall refer only to the present owner thereof, Heritage at the Falls Assisted Living Limited Partnership. With respect to any matters addressed herein concerning North Andover, Seller shall refer only to the present owner thereof, North Andover Assisted Living Limited Partnership.

         4. Remainder of Agreement. In all other respects, the Agreement remains in full force and effect and unmodified. This Amendment is intended to take effect as a sealed instrument.

                                         Very truly yours,



                                         Robert A. Fishman, Esquire
                                         Counsel for the Seller and
                                         for the NDNE/ADS Entities

                                         NDNE Assisted Living, Inc.,
                                         as General Partner of the
                                         Seller Partnerships



                                         By: /s/ Thomas M. Alperin
                                             ---------------------------------
                                                  Thomas M. Alperin, President

                                         ADS Assisted Living, Inc.
                                         ADS North Andover Assisted
                                         Living, Inc., as General
                                         Partner of the Seller Partnerships




                                         By: /s/ Alan D. Solomont
                                             ---------------------------------
                                                     duly authorized




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The foregoing amendment is confirmed and agreed:

ElderTrust Operating Limited Partnership

By: ElderTrust


By: /s/ D. Lee McCreary, Jr.
    -------------------------------
         Name:
         Title: Senior Vice President and Chief Financial Officer

Genesis Health Ventures, Inc.


By: /s/ Ira C. Gubernick
    -------------------------------
         Name:
         Title: Vice President


ADS Senior Housing, Inc.


By: /s/ Ira C. Gubernick
    -------------------------------
         Name:
         Title: Vice President

ADS/Multicare, Inc.


By: /s/ Ira C. Gubernick
    -------------------------------
         Name:
         Title: Vice President

The Multicare Companies, Inc.


By: /s/ Ira C. Gubernick
    -------------------------------
         Name:
         Title: Vice President

ACKNOWLEDGED AND AGREED:

Nutter, McClennen & Fish, LLP,
 as the Falls Escrow Agent


By: /s/ Robert A. Fishman
    -------------------------------
         Name:
         Title: